United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13D

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

General Employment Enterprises, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

224051102

(CUSIP Number)

Michael K. Schroering

13425 Eastpoint Centre Drive, Suite 125

Louisville, KY 40223

502-253-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1	Names of Reporting Persons Michael K. Schroering
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable. See Item 3 below.
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The reporting person is a U.S. citizen.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 199,334
	8	Shared Voting Power 15,842,410
	9	Sole Dispositive Power 199,334
	10	Shared Dispositive Power 15,842,410
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,041,744
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.5%[1]
14	Type of Reporting Person (See Instructions) IN

[1]	Based on 25,274,000 shares outstanding as of March 31, 2014 as stated in General Employment Enterprises, Inc.’s Form 10-Q for the quarter ended March 31, 2014.

1	Names of Reporting Persons LEED HR, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable. See Item 3 below.
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The reporting person is a Kentucky limited liability company.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 15,842,410
	9	Sole Dispositive Power
	10	Shared Dispositive Power 15,842,410
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,842,410
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.7%[2]
14	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of General Employment Enterprises, Inc. (“GEE”), an Illinois corporation, whose principal executive offices are located at 184 Shuman Blvd., Suite 420, Naperville, IL 60563.

Item 2.	Identity and Background.

LEED HR, LLC (“LEED”) is a Kentucky limited liability company. LEED’s principal business is to hold shares of GEE. The address of LEED’s principal business and principal office is 13425 Eastpoint Centre Drive, Suite 125, Louisville, KY 40223. During the last five years, LEED has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be disclosed herein.

[2]	Based on 25,274,000 shares outstanding as of March 31, 2014 as stated in General Employment Enterprises, Inc.’s Form 10-Q for the quarter ended March 31, 2014.

Michael K. Schroering is a U.S. citizen. His business address is 13425 Eastpoint Centre Drive, Suite 125, Louisville, KY 40223. Mr. Schroering is owner and President of The Schroering Company, a real estate services company located in Louisville, KY specializing in leasing, consulting and sales. The Schroering Company’s address is 13425 Eastpoint Centre Drive, Suite 125, Louisville, KY 40223. During the last five years, Mr. Schroering has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

No additional Shares have been purchased by Mr. Schroering or LEED since the most recent filing on Schedule 13D.

Item 4.	Purpose of Transaction.

On June 11, 2014, Mr. Schroering sent notice to GEE’s Secretary of his intent to nominate himself, Mark D. Thompson, Denise Vazquez Troutman, and Michael Boone as candidates for election to the Board of Directors of GEE at GEE’s 2014 Annual Meeting of Shareholders. A copy of the notice is attached as Exhibit 1.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Schroering beneficially owns 16,041,744 Shares, which constitutes approximately 63.5% of GEE’s outstanding Shares, based on 25,274,000 Shares outstanding as of March 31, 2014 as stated in GEE’s Form 10-Q for the quarter ended March 31, 2014. LEED beneficially owns 15,842,410 Shares, which constitutes approximately 62.7% of GEE’s outstanding Shares, based on 25,274,000 Shares outstanding as of March 31, 2014 as stated in GEE’s Form 10-Q for the quarter ended March 31, 2014.

(b) Mr. Schroering has sole voting power and sole dispositive power over 199,334 Shares. Mr. Schroering and LEED share voting and dispositive power over 15,842,410 Shares.

(c) Neither Mr. Schroering nor LEED had any transactions in the Shares within the past 60 days.

(d) To the knowledge of Mr. Schroering and LEED, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Schroering is the owner and manager of LEED HR, LLC. Except as disclosed in this Schedule 13D, neither Mr. Schroering nor LEED has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of GEE.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Notice of Intent to Nominate Directors at Company’s 2014 Annual Meeting of Shareholders

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2014	/s/ Michael K. Schroering

LEED HR, LLC:

/s/ Michael K. Schroering
Michael K. Schroering
Manager